VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ethan Horowitz and Wei Lu

Re:	China Eastern Airlines Corporation Limited

Form 20-F for the Fiscal Year Ended December 31, 2020

Filed April 28, 2021

File No. 001-14550

November 17, 2021

Ladies and Gentlemen,

On behalf of our client, China Eastern Airlines Corporation Limited (the “Company”), we are submitting this extension letter. The Company confirms receipt of the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated October 28, 2021 (the “Comment Letter”), containing the Staff’s comment on the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020. Due to the additional time required to address some of the issues in responding to the comment, the Company respectfully requests an extension of the deadline for its response. The Company expects to provide its response to the Comment Letter no later than November 30, 2021.

If you have any questions, please contact the Company’s U.S. counsel, Ms. Shanshan Xu of Baker & McKenzie, by phone at + 86 21 6105 8576 (office) or by email at Shanshan.Xu@bakermckenzie.com.

Yours very truly,

/s/ Shanshan Xu
Shanshan Xu

cc:	Qimin Zhou

Chief Financial Officer

China Eastern Airlines Corporation Limited

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